Filed by: The Stanley Works
                         Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12 under the
                                               Securities Exchange Act of 1934
                                            Subject Company: The Stanley Works
                                                    Commission File No. 1-5224
                                         Registration Statement No.: 333-89200




      [Stanley]

[Make Something Great]



Stanley Works Media Statement


New Britain, Connecticut, June 7, 2002 - Stanley Works (NYSE: SWK) today issued the following statement:

Stanley Works strongly believes that pursuing incorporation in Bermuda is in the best interests of our employees, shareholders, business partners and other important constituents. To preserve and create U.S. jobs, Stanley Works must remain competitive in the global marketplace.

In today's global economy, numerous foreign competitors pay lower taxes on their worldwide operations. The United States Treasury Department has acknowledged that U.S. companies are operating at a disadvantage versus their foreign competitors due to the current tax code. Companies that are not able to compete usually disappear or are acquired. Over the past four years, there has been a significant increase in the number of foreign takeovers of U.S. companies. In addition, even domestic competitors have reincorporated in Bermuda.

Stanley Works would support comprehensive legislative reform that would create a tax system that does not disadvantage U.S. companies from competing in the global marketplace. It is our goal to keep jobs in the U.S. and to keep our headquarters in New Britain, Connecticut.

The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.

                                     # # #
For additional information contact:

Peter Duda, Media Relations
Tel. 1-212-445-8213, email: PDuda@webershandwick.com